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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20545

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                                SCHEDULE 14D-9

                               (AMENDMENT NO. 4)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             METROMAIL CORPORATION
                           (Name of Subject Company)

                             METROMAIL CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  591680 103
                     (CUSIP Number of Class of Securities)

                               Thomas J. Quarles
                    Senior Vice President, General Counsel,
                  Chief Administrative Officer and Secretary
                             Metromail Corporation
                             360 East 22nd Street
                               Lombard, IL 60148
                                (630) 620-3300

                (Name, address and telephone number of person) authorized to receive notice and communication on behalf of the person filing statement)

                                With copies to:

                            Carter W. Emerson, P.C.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000

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Item 4.   The Solicitation or Recommendation.

          The following is added to the disclosure in this section:

          As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons, such party had not conducted due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70 - $34 per Share. However, based on discussions with such parties prior to the March 12 Board meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely and currently able to make a firm offer at a price above $31.50 per Share.

          One of the seven was American Business Information, Inc. ("ABI"). ABI has sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger (see Exhibit 44) and has made an offer, after announcement of the Offer and the Merger, of at least $33 per Share in cash, which offer the Company is evaluating (see Exhibit 45). Prior to the March 12, 1998 Board meeting, ABI had proposed a $32-34 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's lawyer had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it had become aware of several items during its due diligence which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing.

          The Board discussed the status of all of such indications of interest at its March 12, 1998 Board meeting and decided to recommend Parent's proposal and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher cash price and greater certainty for the Company's stockholders than any of the other indications of interest.


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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   METROMAIL CORPORATION

                                           /s/ Thomas J. Quarles
                                   By:_____________________________
                                      Name:    Thomas J. Quarles
                                      Title:   Senior Vice President, General
                                               Counsel, Chief Administrative
                                               Officer and Secretary


Dated: March 24, 1998

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